Exhibit 4.5
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
    In this document, the “Company,” “Lucky Strike,” “we,” “us” and “our” refer to Lucky Strike Entertainment Corporation, a Delaware corporation. The following description of our capital stock summarizes certain provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.
Authorized and Outstanding Capital Stock
Our certificate of incorporation authorizes the issuance of 2,400,000,000 shares of all classes of Lucky Strike’s capital stock, consisting of:
•        2,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”);
•        200,000,000 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”); and
•        200,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).
As of August 21, 2025, there were 81,695,761 issued and outstanding shares of Class A Common Stock, 58,519,437 issued and outstanding shares of Class B Common Stock (collectively, “Lucky Strike common stock”), and 117,087 issued and outstanding shares of Preferred Stock.
Common Stock
We have two classes of authorized common stock: Class A Common Stock and Class B Common Stock. Generally, Class B Common Stock can only be issued to, transferred to, and held by Thomas F. Shannon, or trusts or legal entities through which the right to vote the shares of Class B Common Stock held thereby is exercised exclusively by Mr. Shannon. Each outstanding share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon the earliest to occur of: (i) Mr. Shannon ceasing to beneficially own at least 10% of Lucky Strike common stock outstanding at such time, (ii) the death or disability of Mr. Shannon, (iii) the employment of Mr. Shannon as the Chief Executive of Lucky Strike being terminated for cause and (iv) December 15, 2036.
Voting Rights
Class A Common Stock
Holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters voted upon by stockholders.
Class B Common Stock
Holders of Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder on all matters voted upon by stockholders.
Stockholder Votes

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Holders of Lucky Strike common stock and Preferred Stock generally vote together as a single class on all matters submitted to a vote of Lucky Strike’s stockholders (including the election and removal of directors), unless otherwise provided in Lucky Strike’s certificate of incorporation or required by applicable law. Any action or matter submitted to a vote of Lucky Strike’s stockholders will be approved if the number of votes cast in favor of the action or matter exceeds the number of votes cast in opposition to the action or matter, except that Lucky Strike’s directors will be elected by a plurality of the votes cast. Holders of Class A Common Stock are not be entitled to cumulate their votes in the election of Lucky Strike’s directors.
Delaware law could require holders of a class of Lucky Strike’s capital stock to vote separately as a class on any proposed amendment of Lucky Strike’s certificate of corporation if the amendment would increase or decrease the par value of the shares of that class or would alter or change the powers, preferences or special rights of the shares of that class in a manner that affects them adversely.
Stockholder Action by Written Consent
The certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders of Lucky Strike may be taken without a meeting if a consent in writing, signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action, is delivered to Lucky Strike as described in the certificate of incorporation. This right will endure until the first time in which the issued and outstanding shares of Class B Common Stock represent less than 50% of the total voting power of Lucky Strike’s outstanding capital stock entitled to vote in the election of directors at an annual meeting of stockholders (the “Voting Threshold Time”)
Special Meetings of Stockholders
The certificate of incorporation provides that, except as otherwise required by applicable law, special meetings of Lucky Strike’s stockholders may be called by our board of directors, the Chairperson of our board of directors, Lucky Strike’s Chief Executive Officer or President, or, until the Voting Threshold Time, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Lucky Strike.
Economic Rights
Except as otherwise expressly provided in Lucky Strike’s certificate of incorporation or required by applicable law, shares of each class of Lucky Strike common stock has the same rights, powers and preferences and rank equally, share ratably and be identical in all respects as to all matters, including the following:
Dividends and Distributions; Rights upon Liquidation
Subject to the rights of holders of any outstanding series of Preferred Stock, the holders of shares of each class of Lucky Strike common stock are entitled to receive ratably, on a per share basis, any dividend or distribution (including upon the liquidation, dissolution or winding up of Lucky Strike) paid by Lucky Strike, except that, if a dividend or distribution is paid in the form of shares (or options, warrants or other rights to acquire shares) of Lucky Strike common stock, then holders of Class A Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Class A Common Stock and holders of Class B Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Class B Common Stock.
Subdivisions, Combinations and Reclassifications
If Lucky Strike subdivides or combines any class of Lucky Strike common stock with any other class of Lucky Strike common stock, subject to the rights of holders of any outstanding series of Preferred Stock, then each class of Lucky Strike common stock must be subdivided or combined in the same proportion and manner.
Conversion
Optional Conversion
Holders of Class B Common Stock will have the right to convert shares of their Class B Common Stock into fully paid and non-assessable shares of Class A Common Stock, on a one-to-one basis, at the option of the holder at any time.
Automatic Conversion
Generally, shares of Class B Common Stock will convert automatically into Class A Common Stock upon the earliest to occur of: (i) Mr. Shannon ceasing to beneficially own, at least 10% of the number of shares of Lucky Strike common stock outstanding at such time; (ii) the death or disability of Mr. Shannon; (iii) the employment of Mr. Shannon as the Chief Executive of Lucky Strike being terminated for cause; and (iv) December 15, 2036.
Conversion Policies and Procedures
Lucky Strike may establish from time to time certain restrictions, policies and procedures relating to the general administration of its multi-class structure and the conversion of Class B Common Stock to Class A Common Stock.
Registration Rights
Certain stockholders are party to an Amended and Restated Registration Rights Agreement with Lucky Strike (f/k/a Bowlero Corp.), dated as of July 1, 2021 (the “Registration Rights Agreement”) that grants such stockholders the right to require, subject to certain conditions and limitations, that Lucky Strike register for resale securities held by such stockholders and certain “piggyback” registration rights with respect to registrations initiated by Lucky Strike. Certain PIPE investors also hold registration rights pursuant to PIPE subscription agreements. On January 31, 2022 Lucky Strike’s Registration Statement on Form S-1 (the “S-1 Registration Statement”) was declared effective, pursuant to which the stockholders who are party to the Registration Rights Agreement may resell such shares of Class A Common Stock without restriction under the Securities Act of 1933, as amended. On December 22, 2022, Lucky Strike filed a post-effective amendment to the S-1 Registration Statement to convert the S-1 Registration Statement into a registration statement on Form S-3 (the “S-3 Registration Statement”). The S-3 Registration Statement was declared effective on December 28, 2022.
Other Rights
Lucky Strike’s certificate of incorporation and bylaws do not provide for any preemptive or subscription rights with respect to Lucky Strike common stock, and there are no redemption or sinking fund provisions applicable to Lucky Strike common stock. All the shares of Lucky Strike common stock outstanding as of August 21, 2025 have been validly issued, fully paid and non-assessable.
Preferred Stock
Lucky Strike’s certificate of incorporation authorizes our board of directors, to the fullest extent permitted by applicable law, to issue up to an aggregate of 200,000,000 shares of preferred stock in one or more series from time to time by resolution, without further action by Lucky Strike’s stockholders, and to fix the powers (which may include full, limited or no voting power), designations, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series (which rights may be greater than the rights of any or all of the classes of Lucky Strike common stock) and any qualifications, limitations or restrictions thereto. The issuance of additional shares of Preferred Stock could adversely affect the voting power of holders of our Class A Common Stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change of control or other corporate action.
As of August 21, 2025, 117,087 shares of Preferred Stock have been issued and are outstanding.
Dividends
Holders of the Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for such dividends, cumulative cash dividends at an annual rate of 5.5% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable semi-annually on June 30 and December 31, respectively, in each year. Such a dividend will accumulate, whether or not declared. Any dividends not paid in cash will be added to the liquidation value of the Preferred Stock.
Holders of the Preferred Stock are also entitled to such dividends paid to holders of Lucky Strike common stock to the same extent as if such holders of Preferred Stock had converted their shares of Preferred Stock into Lucky Strike common stock (without regard to any limitations on conversions) and had held such shares of Lucky Strike common stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the Lucky Strike common stock.
Voting Rights
Holders of the Preferred Stock are entitled to vote together as a single class with the holders of Lucky Strike common stock, with each such holder entitled to cast the number of votes equal to the number of votes such holder would have been entitled to cast if such holder were the holder of a number of shares of Lucky Strike common stock equal to the whole number of shares of Lucky Strike common stock that would be issuable upon conversion of such holder’s shares of Preferred Stock.
So long as any shares of Preferred Stock are outstanding, a vote or the consent of at least two holders not affiliated with each other, representing a majority of the Preferred Stock will be required for (i) effecting or validating any amendment, modification or alteration to the certificate of incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior or pari passu to the Preferred Stock with respect to dividend payments or upon the occurrence of a liquidation, (ii) effecting or validating any amendment, alteration or repeal or change to the rights, preferences, or privileges of the Preferred Stock, (iii) effecting or validating any amendment, alteration or repeal of any provision of the certificate of incorporation or the bylaws that would have an adverse effect on the rights, preferences, privileges or voting power of Preferred Stock or the holders thereof in any material respect, or (iv) any action or inaction that would constitute a Fundamental Change (as defined in the Certificate of Designations filed with the Secretary of State of the State of Delaware on December 15, 2021, as amended (the “Certificate of Designations”)), with certain exceptions.
Liquidation
Upon liquidation, Preferred Stock will rank senior to the Lucky Strike common stock, and will have the right to be paid, out of the assets of the Company legally available for distribution to its stockholders, an amount equal to the Liquidation Preference (as defined in the Certificate of Designations) per share of Preferred Stock.
Other Rights
Lucky Strike has a right to effect a mandatory conversion of Preferred Stock if the last reported price per share of the Lucky Strike common stock exceeds 130% of the conversion price on each of at least 20 trading days during a 30-day consecutive trading days period.